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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2 )

CommVault Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

204166102

(CUSIP Number)

June 30, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[]	Rule 13d-1(c)
[]	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 204166102

Person 1
1.	(a) Names of Reporting Persons. Wells Fargo & Company
(b) Tax ID 41-0449260

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) []
(b) [X]

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 5,529,688 (See Exhibit C)

6. Shared Voting Power 0 (See Exhibit C)

7. Sole Dispositive Power 841,400 (See Exhibit C)

8. Shared Dispositive Power 0 (See Exhibit C)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,560,988 (See Exhibit C)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 13.09 (See Exhibit C) %

12.	Type of Reporting Person (See Instructions)

HC

Item 1.
	(a)	Name of Issuer CommVault Systems, Inc.
	(b)	Address of Issuer's Principal Executive Offices
2 Crescent Place, Oceanport NJ 07757-0900

Item 2.
	(a)	Name of Person Filing Wells Fargo & Company
	(b)	Address of Principal Business Office or, if none, Residence 420 Montgomery Street, San Francisco, CA 94104
	(c)	Citizenship Delaware
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 204166102

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[X]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[]	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.		Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 5,560,988 (See Exhibit C)
	(b)	Percent of class: 13.09 (See Exhibit C)%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 5,529,688 (See Exhibit C)
		(ii)	Shared power to vote or to direct the vote 0 (See Exhibit C)
		(iii)	Sole power to dispose or to direct the disposition of 841,400 (See Exhibit C)
		(iv)	Shared power to dispose or to direct the disposition of 0 (See Exhibit C)

Person 2
	1.	(a) Names of Reporting Persons. Wells Fargo Bank, N.A.
(b) Tax ID 94-1347393

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a)	[]
		(b)	[X]

	3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

	4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 4,719,588 (See Exhibit C)

6. Shared Voting Power 0 (See Exhibit C)

7. Sole Dispositive Power 0 (See Exhibit C)

8. Shared Dispositive Power 0 (See Exhibit C)

	9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,719,588 (See Exhibit C)

	10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	11.	Percent of Class Represented by Amount in Row (9) 11.11 (See Exhibit C) %

	12.	Type of Reporting Person (See Instructions)

BK

Item 1.
	(a)	Name of Issuer CommVault Systems, Inc.
	(b)	Address of Issuer's Principal Executive Offices
2 Crescent Place, Oceanport NJ 07757-0900

Item 2.
	(a)	Name of Person Filing Wells Fargo Bank, N.A.
	(b)	Address of Principal Business Office or, if none, Residence 101 N. Phillips Avenue, Sioux Falls, SD 57104
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 204166102

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).
	(b)	[X ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[]	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.		Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 4,719,588 (See Exhibit C)
	(b)	Percent of class: 11.11 (See Exhibit C)%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 4,719,588 (See Exhibit C)
		(ii)	Shared power to vote or to direct the vote 0 (See Exhibit C)
		(iii)	Sole power to dispose or to direct the disposition of 0 (See Exhibit C)
		(iv)	Shared power to dispose or to direct the disposition of 0 (See Exhibit C)

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Under the Agreement described in Exhibit C, other persons may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this report. Credit Suisse Securities (USA) LLC and certain of its affiliates may be deemed to beneficially own more than 5% of the shares of Common Stock outstanding at June 30, 2007.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
See Exhibit B
Item 8.	Identification and Classification of Members of the Group
Not applicable
Item 9.	Notice of Dissolution of Group
Not applicable
Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 12, 2007
Date

/s/ Mark B. Kraske
Signature

Mark B. Kraske, VP Trust Operations Management Support Services
Name/Title
Exhibit A
EXPLANATORY NOTE

This Schedule 13G is filed by Wells Fargo & Company on its own behalf and on behalf of each subsidiary listed on Exhibit B. Aggregate beneficial ownership reported by Wells Fargo & Company under Item 9 on page 2 is on a consolidated basis and includes any beneficial ownership separately reported herein by a subsidiary.
Exhibit B

The Schedule 13G to which this attachment is appended is filed by Wells Fargo & Company on behalf of the following subsidiaries:

Peregrine Capital Management, Inc. (1)
Wells Fargo Funds Management, LLC (1)
Wells Fargo Bank, National Association (2)
________________

(1) Classified as a registered investment advisor in accordance with Regulation 13d-1(b)(1)(ii)(E).
(2) Classified as a bank in accordance with Regulation 13d-1(b)(1)(ii)(B).

Exhibit C

Wells Fargo & Company (the "Parent Company") may be deemed to beneficially own 5,560,988 shares of the common stock, par value $0.01 ("Common Stock"), of CommVault Systems, Inc., consisting of 4,719,588 shares of Common Stock that Wells Fargo Bank, N.A. (the "Bank"), a subsidiary of the Parent Company, may be deemed to beneficially own as described below and 841,400 shares of Common Stock that other Parent Company subsidiaries may be deemed to beneficially own (see Exhibit B). Of the 4,719,588 shares of Common Stock that the Bank may be deemed to beneficially own, 4,716,877 shares are subject to a Voting Trust Agreement, dated as of September 21, 2006 (the "Agreement"), among Wells Fargo Bank, N.A.(the Bank), and Credit Suisse Securities (USA) LLC and certain of its affiliates.

Under the Agreement, the shares have been deposited into a voting trust and are voted by the Bank in accordance with the Agreement. The Agreement requires that the Bank cause the shares of Common Stock subject to the Agreement to be represented at all CommVault stockholder meetings for purposes of determining a quorum, but the Bank is not required to vote the shares on any matter and any determination whether to vote the shares is required by the Agreement to be made by the Bank without consultation with Credit Suisse Securities (USA) LLC and its affiliates. If, however, the Bank votes the shares on any matter subject to a stockholder vote, including proposals involving the election of directors, change of control and other significant corporate transactions, the shares will be voted in the same proportion as votes cast "for" or "against" those proposals by other CommVault stockholders.

Holders of shares of Common Stock subject to the Agreement will retain the right to receive any dividends or distributions paid on the Common Stock. In order for a holder to cause shares covered by the Agreement to be distributed or transfered, the transfer must be deemed an "eligible transfer" under the Agreement, or such transfer must be in connection with a tender offer to purchase all of the outstanding shares of Common Stock. Generally, an eligible transfer under the Agreement is a transfer of shares that would not (i) subject to certain normal trading activity and customer account exceptions cause the aggregate number of shares of Common Stock held outside of the voting trust by Credit Suisse Securities (USA) LLC and its affiliates to equal or exceed 5% of the Common Stock then outstanding or (ii) cause the entity receiving the shares to be an affiliate of CommVault. The Agreement also permits the parties to the Agreement to make distributions-in-kind of shares of Common Stock subject to the Agreement upon the satisfaction of specified requirements.

The Agreement will terminate upon the earliest of:

September 21, 2016;
the written election of Credit Suisse First Boston Private Equity, Inc., an affiliate of Credit Suisse Securities (USA) LLC, Credit Suisse Securities (USA) LLC or the holders of the majority of the shares of Common Stock subject to the Agreement and the satisfaction of specified requirements; or
the transfer of all of the shares of Common Stock subject to the Agreement in a matter permitted thereunder.
The Agreement provides Credit Suisse First Boston Private Equity, Inc., Credit Suisse Securities (USA) LLC and the holders of a majority of the shares of Common Stock subject to the Agreement with the right to terminate the Agreement subject to the satisfaction of specified requirements, including that, immediately after giving effect to such termination, Credit Suisse First Boston Private Equity, Inc. and its affiliates will not be affiliates of CommVault within the meaning of Rule 144 of the Securities Act of 1933.

"The foregoing discussion of the Agreement is qualified in its entirety by reference to the Agreement, a copy of which has been filed as Exhibit 1 to the Schedule 13G of Wells Fargo & Company with respect to CommVault Systems, Inc. filed with the Securities and Exchange Commission on December 12, 2006. "

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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